3(b)

EXCERPT FROM MINUTES
BOARD OF DIRECTORS MEETING
TCF FINANCIAL CORPORATION
January 22, 2001

Following discussion, and upon motion duly made, seconded and carried, the following resolutions were adopted:

             RESOLVED, that Article II, Section 13(i)(ii) of the Bylaws is amended to read as follows:

             Nominations of candidates for election as directors at any annual meeting of stockholders may be made (i) by, or at the direction of, a majority of the Personnel Committee of the Board of Directors or (ii) by any stockholder of record entitled to vote at such annual meeting.

I, Gregory J. Pulles, Secretary of TCF Financial Corporation do hereby certify that the foregoing is a true and correct copy of excerpt of minutes of the Board of Directors of the Corporation meeting held on January 22, 2001 and that the minutes have not been modified or rescinded as of the date hereof.

(Corporate Seal)

Dated: July 2, 2001
/s/ Gregory J. Pulles

Gregory J. Pulles